NO ACT

PE
1-23-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





09001062

January 23, 2009

Thomas E. Laursen
Executive Vice President and
General Counsel
Zions Bancorporation
One South Main, Suite 1138
Salt Lake City, UT 84111

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-23-09

Re: Zions Bancorporation

Dear Mr. Laursen:

This is in regard to your letter dated January 23, 2009 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in Zions' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Zions therefore withdraws its December 23, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

ZIONS BANCORPORATION

Thomas E. Laursen
Executive Vice President
General Counsel

January 23, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Zions Bancorporation (the "Company") — Omission of Shareholder Proposal Pursuant to Rule 14a-8 — United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter is in reference to our letter to the Securities and Exchange Commission dated December 23, 2008 requesting the staff of the Division of Corporation Finance indicate that it would not recommend enforcement action if the Company were to exclude a proposal submitted for inclusion in the Company's proxy materials for its 2009 annual meeting of shareholders by Douglas J. McCarron, on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934.

After receiving the Fund's proposal, Fund and Company representatives engaged in a positive and constructive discussion, which led to the Fund's withdrawal of its proposal, as evidenced by the enclosed letter. Accordingly, we hereby withdraw our request for a no-action letter with respect to the Fund's proposal.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (801) 844-8502. I note that on December 23, 2008 we also submitted a request for a no-action position with respect to a proposal submitted to the Company by Gerald R. Armstrong; we are <u>not</u> withdrawing our request with respect to the Armstrong proposal.

Very truly yours,



Thomas E. Laursen
Executive Vice President and
General Counsel

(Enclosures)

cc: Patrick S. Brown
Edward J. Durkin

One South Main, Suite 1138, Salt Lake City, UT 84111 | *Telephone* (801) 844-8502 *Fax* (801) 524-2129 | tlaursen@zionsbank.com



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 801-524-2129]

January 22, 2009

Thomas E. Laursen
Executive Vice President and
General Counsel
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84111

Dear Mr. Laursen:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby withdraw the executive compensation proposal submitted to Zions Bancorporation ("Company") by the Fund on November 19, 2008. The Fund's withdrawal is based on a constructive dialogue that has provided us better insight into important aspects of the Company's executive compensation plan. Thank you for the positive and constructive response to the proposal.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

ZIONS BANCORPORATION

Thomas E. Laursen
Executive Vice President
General Counsel

December 23, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Zions Bancorporation — Omission
of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by Zions Bancorporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2009 annual meeting of shareholders by Douglas J. McCarron, on behalf of the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The proposal (the "Proposal") and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposal may be omitted from the Proxy Materials for four interrelated reasons: (1) the Proposal contains materially false and misleading statements in violation of Rule 14a-9 and Rule 14a-8(i)(3); (2) the Company will have substantially implemented the Proposal prior to the filing of its definitive Proxy Materials (Rule 14a-8(i)(10)); (3) the Proposal relates to compensation decisions that have been delegated to management (Rule 14a-8(i)(7)); and (4) the Proposal, if implemented, could cause the Company to violate federal law (Rule 14a-8(i)(2)).

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of its intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed for filing are six copies of this letter, including the Proposal and Supporting Statement.

One South Main, Suite 1138, Salt Lake City, UT 84111 | *Telephone* (801) 844-8502 *Fax* (801) 524-2129 | *tlaursen@zionsbank.com*

The Proposal

The Proposal reads:

Resolved: Given that Zions Bancorporation ("Company") is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") of the Economic Emergency Stabilization Act of 2008 ("Stabilization Act") and has received an infusion of capital from the Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation:

- A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
- A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares;
- A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;
- A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
- A prohibition on accelerated vesting for all unvested equity awards held by senior executives;
- A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary; and
- A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives.

Grounds for Omission

(a) The Proposal contains materially false and misleading statements in violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that a company may omit a shareholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials." As described below, (i) the Proposal contains statements that are misleading on account of being vague and indefinite and (ii) the Supporting Statement contains a material statement that inaccurately impugns the Company's character and reputation without factual basis. Given these flaws and the significant amount of editing that would be required to bring the Proposal and Supporting Statement into conformity with the proxy rules, the Company believes that exclusion of the Proposal and Supporting Statement would be in line with the guidance given by the Staff in *Division of Corporation Finance: Staff Legal Bulletin No. 14 - Shareholder Proposals* (July 13, 2001) where the Staff stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."

(2) Impugns Character and Reputation

The Supporting Statement contains a material statement that inaccurately impugns the Company's character and reputation without factual basis. According to Note (b) to Rule 14a-9, a statement that impugns character or reputation without factual foundation is misleading within the meaning of the rule. In the Proponent's Supporting Statement, the Proponent impugns the Company's character and reputation by inaccurately tying the Company's participation in the TARP Capital Purchase Program (the "CPP") to the broad problems in the capital markets and the decisions made by the Company's senior executives. As Secretary of the Treasury Paulson stated, "[w]hile many banks have suffered significant losses during this period of market turmoil, many others have plenty of capital to get through this period...This [Capital Purchase] program is designed to attract broad participation by healthy institutions and to do so in a way that attracts private capital to them as well." See the *Statement by the Secretary Henry M. Paulson, Jr. on Capital Purchase Program*, which is available at http://www.ustreas.gov/press/releases/hp1223.htm (October 20, 2008). Prior to the capital infusion, the Company was (and still is) well above the level required for the highest capital designation, "well capitalized," as is evidenced by its September 30, 2008 Tier 1 Capital and Total Capital ratios of 8.07% and 12.30% respectively. *See Quarterly Report on Form 10-Q of Zions Bancorporation for the quarter ended September 30, 2008*, available at http://www.sec.gov (filed November 7, 2008). We believe the

Secretary made the above statements in order to mitigate the potential serious, adverse effects of rumor-mongering and the potential stigma which participation in the CPP might otherwise have brought to participating institutions. The Secretary's words demonstrate the materiality of such statements. The Company, moreover, has been clear that it participated in the CPP as a healthy financial institution. Our CEO noted that "it is important for us, and for other healthy banks throughout the industry, to continue to strengthen the capital that underpins our ability to lend. Participation in the Treasury's preferred equity program is an important step toward unthawing the frozen plumbing in the nation's credit markets," *See Exhibit 99.1 to the Company's Form 8-K*, available at http://www.sec.gov (filed October 28, 2008). Accordingly, since the CPP was intended for healthy institutions, we believe that an assertion by the Proponent tying the Company's participation in the CPP to an implication that the Company has made bad decisions and is in poor financial health is both material and misleading because it inaccurately impugns the Company's character and reputation without factual basis in violation of 14a-9. Normally the Company would not be sensitive to inaccurate critical remarks made by a shareholder, but in this case the Proponent's misleading innuendo, which will be available to all shareholders and the public generally, will counteract important governmental objectives.

(1) Vague and Indefinite

The Proposal is a set of seven discrete limitations on compensation which are, individually and collectively, misleading on account of being vague and indefinite.

The Staff has interpreted Rule 14a-8(i)(3) and Rule 14a-9 to mean that vague and indefinite shareholder proposals may be omitted from a company's proxy materials if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin 14B* (Sept. 15, 2004).

A proposal is sufficiently vague and indefinite to be omitted from a company's proxy materials where a company and its shareholders could interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the stockholders voting on the proposal." *Fuqua Industries, Inc.* SEC No-Action Letter (Mar. 12, 1991). In executive compensation cases, the Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed the exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. *See, e.g., Verizon Communications Inc.*, SEC No-Action Letter (Feb. 21, 2008); *Prudential Financial, Inc.*, SEC No-Action Letter (Feb. 16, 2007); *Eastman Kodak Company,* SEC No-Action Letter (March 3, 2003); *Pfizer Inc.* SEC No-Action Letter (Feb. 18, 2003); *General Electric Co,* SEC No-Action Letter (Feb. 5, 2003); and *General Electric Co.*, SEC No-Action Letter (Jan. 23, 2003).

In *Verizon*, for example, the Staff concurred that Verizon could exclude a proposal on the basis of it being vague and indefinite where key criteria relating to future awards of short and long term incentive compensation were undefined and the proposal lacked guidance as to how it would be implemented. Verizon argued that the failure to define "Industry Peer Group" and "relevant time period" made the proposal ambiguous and uncertain. Further, Verizon stated that shareholders would not be able to adequately evaluate the relative merits of a comparison based on "Industry Peer Group" without knowing what benchmark would actually be used. They also argued that "relevant time period" is similarly a critical component that must be defined in order to prevent unintended results.

The Proposal suffers from the same inadequacies that were identified in *Verizon*. Like the proposal in *Verizon*, the Proposal fails to define "peer group" in the context of the following request: "[a] freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded." It would be reasonable for the Company to determine that this peer group benchmark be comprised of other companies in the same industry with whom the Company directly competes for customers and revenue, companies with whom the Company competes for executive talent, companies with whom the Company competes for equity or other capital reflecting comparable financial characteristics or companies that have similar business complexity. Since this term is susceptible to various interpretations, neither the shareholders in voting nor the Company in implementing (if adopted) are given proper guidance as to which definition should control. As *Verizon* illustrates, the choice of definition can have a significant impact on the size of the award and such definition is viewed by the Commission as material to the evaluation of an executive compensation program. *See Item 402(b)(2)(xiv) of Regulation S-K,* where the Commission labels the following to be material: "...benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies)." Accordingly, not defining "peer group" is a material omission and makes the Proposal impermissibly vague.

Additionally, the Proposal fails to express a timeframe for how long the various requests, if implemented, would remain in place. Since there is no statement that these limits will be temporary, the most plausible reading would be to draw a negative inference that the Proposal is meant to apply indefinitely. A less plausible, but also reasonable interpretation, in light of the Stabilization Act's explicit pronouncement and the tying of the Proposal to the Company's participation in the CPP, would be to conclude that the Proponent meant to match the Stabilization Act's time-limit, which is "for the duration of the period that the Secretary holds an equity or debt position in the financial institution." *Subsection 111(b)(1) of the Stabilization Act.* Either interpretation raises serious issues. The problem with the former interpretation is that it is, by definition, "indefinite" in violation of rule 14a-9. Moreover, it raises other problems, such as violation of state law, by tying the hands of the compensation committee and interfering with their ability to exercise their fiduciary duties in directing future compensation policy. The problem with the latter interpretation is that it does not appear in the four corners of the Proposal and, though reasonable, may not be what the Proposal requires. As *Verizon* notes, omitting the relevant time period would also be considered material by the Commission. Since neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires with regard to the applicable timeframe and since this omission is material, the Proposal is impermissibly indefinite.

Peer indexing and timeframe are just the tip of the iceberg. Every single component of the Proposal contains one or more vague and indefinite terms.

- For instance, in the lead-in to the seven particular limitations and in most of the proposed limitations themselves, the Proposal limits the application of the proposed executive compensation plan to "senior executives," without clarifying whether the group should include only "senior executive officers" as defined in subsection 111(b)(3) of the Stabilization Act, all officers of the Company subject to Section 16 of the Exchange Act or perhaps another group. This is important because it dictates the extent to which the Company must establish, and shareholders must evaluate the impact of, a separate set of compensation limitations for a group of key employees.

- The Proposal's first limitation seeks to restrict "annual incentive compensation (bonus)" by reference to annual salary. While it is clear that annual targeted bonuses are intended to be subject to the limitation, there is no indication on how the Company should handle other aspects of annual compensation, such as commissions and incentive plans payable annually, "signing" bonuses and make-whole arrangements and retention payments or equity grants. Nor does the Proposal provide any guidance on how compensation with mixed attributes should be treated. If an annual bonus is paid in stock options or restricted stock, should it be treated as annual incentive compensation (bonus) or as long-term compensation?

- The second limitation dictates the composition of "long-term compensation," requiring that a "majority" of it consist of "performance-vested" "equity instruments." This limitation raises a substantial definitional question related to the timing and calculation of the majority requirement. By its nature, long-term performance-based compensation cannot be quantified at the time of its award, because the amount actually paid will depend upon future events. On the other hand, by the time such compensation becomes payable in a particular amount, the Company may be obligated to pay the amount or, if not obligated, may suffer severe consequences, such as the loss of key employees, should it fail to meet employees expectations regarding the projected payouts. (This definitional question is compounded by the fact that the calculation problem applies to both sides of the equation, performance-based equity awards and other long-term compensation.) "Long-term compensation" could mean any or all of the following: long-term cash incentive compensation, deferred compensation, pension, benefit and profit sharing plans and all forms of equity and quasi-equity awards, whether or not vested. As with the concept of annual incentive compensation, there is the problem of compensation with mixed attributes, such as an annual bonus paid in equity awards. No standards are given with respect to "performance vesting." Similarly to the problem with peer indexing in Verizon, neither the Company nor its shareholders can evaluate the advantages of performance vesting without knowing what the actual threshold is. "Equity instruments" could include actual equity, options or rights to acquire equity, equity derivative instruments such as stock appreciation rights or incentive or other compensation arrangements that are payable in equity.

- The third limitation requires that any stock options be peer indexed. The ambiguity of this limitation was discussed above.

- The fourth limitation requires that senior executives retain 75% of "the shares of stock obtained through equity awards". Although this requirement is relatively clear, even it has significant ambiguity. Literally stated, the limitation requires the executive to hold the particular shares obtained through awards, rather than a number of shares equal to the percentage of shares obtained, thereby preventing the executive from selling shares, to the extent compliant with the 75% requirement, in the most tax advantaged way possible. Is this the intent of the Proposal?

- The fifth limitation's prohibition on "accelerated vesting for all unvested equity awards" is vague because it is not clear how the Company would implement this. Many of the Company's outstanding options provide for accelerated vesting upon a change in control and such options cannot be changed without the holders' consent. In addition, acceleration by definition is a change to a scheduled event, and one cannot anticipate future acceleration events. Therefore, to implement the Proposal, the Company would need to restrict its Board of Director's ability to ever alter the vesting schedule of an equity award. The Proponent does not explain how one would do this, nor whether doing so would be permissible under state law affecting the fiduciary duties of directors.

- The sixth limitation restricts "severance payments" to an amount equal to the executive's annual salary. It is not at all clear what is meant by "severance payment" – amounts paid pursuant to severance policies, change in control payments (whether single triggered and not requiring severance from employment or double triggered and requiring severance), payments made pursuant to terms of employments agreements (or on account of breaches arising from early termination of employment agreements) or some or all of the above? Understanding exactly what is meant by "severance" is critical, however, to the ability of shareholders to assess and the Company to comply with the limitation. For example, if the term includes payments arising from early termination of employment contracts, the Company might well have to forgo entering into employment contracts with key employees, or make them so unattractive and uncompetitive as to be impracticable, substantially harming the Company's ability to recruit or retain key executives in acquisition or other unusual contexts.

- Finally, the seventh limitation calls for a freeze on the "accrual of retirement benefits" under "supplemental executive retirement plans", or SERPs. What should be considered a SERP for purposes of the proposal -- only plans that provide benefits in excess of tax qualification limits or also plans that provide the restoration of benefits up to tax qualification limits? What accruals and benefits are to be frozen? Only new contributions by the Company to the plans or also accruals arising from interest and earnings on amounts already contributed to the plans? The latter could be grossly unfair to the executives, unless they were permitted to cash out of the plans, but allowing early payouts under the plans could raise problems for the executive or the Company, such as under section 409A of the Internal Revenue Code.

The Proposal's vague and indefinite nature is not limited to particular terms used in the seven individual limitations. It extends to the overall formulation of the Proposal.

- The Proposal is not formulated as policies or principles to guide the Board and management as they design particular means of implementing compensation practices. It is formulated as a very detailed set of compensation designs. We discuss below the concerns this approach raise with respect to the proper roles of shareholders, the board and management and with legal compliance. But here the concern is with the understandability of the Proposal. Because it does not provide general principles, shareholders and the Company are left with out anything to help them understand how the detailed terms of the Proposal should actually be implemented. Similarly, must the seven limitations be adhered to exactly or are they intended to serve as general guidance that may be implemented flexibly with a view to practical issues? By using the terms, "impose" and "limitations," the Proposal seems to require strict compliance, although it also seems obvious that a degree of flexibility would be desirable.

- Taken as a whole, the sheer number of particular definitional ambiguities and overall lack of guiding principles creates a proposal that will be *extremely* difficult for shareholders, management and the Board to evaluate in terms of its practical requirements and effects. We believe this will be demonstrated convincingly by the difficulty that the Staff will encounter in trying to determine whether the Company has already substantially implemented the Proposal.

Because the Proposal fails to define or adequately explain certain of its critical terms and is open to multiple interpretations, the shareholders will not know what they are voting for and the Board of Directors will not know how to implement the Proposal if the shareholders approve it. For these reasons, we believe that the Proposal is materially false and misleading within the meaning of Rule 14a-9 because it is inherently vague and indefinite. Accordingly, we believe that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

(b) The Proposal will already be substantially implemented prior to the Company mailing its definitive Proxy Materials (Rule 14a-8(i)(10)).

Rule 14a-8(i)(10) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy materials "[i]f the company has already substantially implemented the proposal." A proposal need not be "fully effected" by the company, as long as it is "substantially implemented." *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, SEC Release (Aug. 16, 1983). According to the Commission, in guidance to the predecessor to this rule, this exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, SEC Release (July 7, 1976). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.*, SEC No-Action Letter (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal be addressed. Thus, when a company has demonstrated that it has taken action that compares favorably with the proposal, the Staff has concurred that the proposal is substantially implemented and, therefore, can be considered moot. *See, e.g.*, *American International Group*, SEC No-Action Letter (Mar. 12, 2008), *Hewlett-Packard Co.*, SEC No-Action Letter (Dec. 11, 2007), *Anheuser-Busch Cos., Inc.*, SEC No-Action Letter (Jan. 17, 2007); *ConAgra Foods, Inc.*, SEC No-Action Letter (Jul. 3, 2006); *Talbots Inc.*, SEC No-Action Letter (Apr. 5, 2002); and *Masco Corp.*, SEC No-Action Letter (Mar. 29, 1999).

The Company believes it has substantially implemented the Proposal, whether this conclusion is based on the Company's compensation practices conforming to the essential objectives of a majority of the particular limitations contained in the Proposal or on the practices conforming to a reasonable view of the essential general objective of the Proposal taken as a whole. Looking at the Company's current compensation practices relative to the Proponent's seven proposed limitations reveals a great amount of similarity.

- *First limitation -- restrict annual bonuses (target) to amount of annual salary.* The Company does not pay senior executives bonuses in an amount exceeding the amounts of their annual salaries. A review of named executive officer compensation over the last 10 years reveals only one instance in which an annual bonus exceeded the proposed cap, and that was an anomaly arising from merger negotiations.

- *Second limitation – requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments.* The Company's compensation structure does not comply with the details of this limitation, but we believe it achieves what can fairly be considered the essential objectives of the limitation, to ensure that a majority of long-term compensation is paid only on the basis of some performance criteria and that a majority of long-term compensation take the form of equity. The long-term compensation structure that the Company put in place many years ago has two principle elements: (a) performance-based cash compensation, known within the Company as value sharing plans, and (b) stock options (which are by nature performance-based, although their vesting provisions are tenure- rather than performance-based). If long-term compensation were to pay out roughly in the range of the plans' target to midpoint payout levels and options were valued at their grant date accounting value (the actual amount of performance plan payouts and the actual realization on the options of course vary widely), the two elements would contribute to long-term compensation in roughly equal amounts. Thus, it is fair to conclude that the Company has implemented the Proposal's essential objective of requiring the Company to design long-term compensation that is mostly performance-based and mostly paid in equity, although the Company has implemented this objective using different means than the Proponent seeks to dictate. The fairness of this conclusion is particularly defensible, given the Proponent's failure to provide any governing principles or policies or define its particular restrictions with any clarity.

- *Third limitation – requirement that any stock options be peer-indexed.* The Company has not implemented this particular requirement and does not believe it would be advisable to do so for legal and practical and practical issues. Section 409A of the Internal Revenue Code effectively precludes the grant of peer-indexed stock options that permit the exercise price to be reduced below their grant date value. Thus, 409A compliant peer-indexed options can only permit an increase in the exercise price in response to performance lagging peer performance (thereby disadvantaging holders) but cannot permit a decrease in the exercise price in response to favorable peer performance (thereby benefiting holders). Such a design will not only appear unfair to executives receiving them; it will also decrease the value of the options, requiring a greater number of option shares to be granted to maintain the same grant date value. This will lead to greater dilution, which may not be acceptable to the Company or its shareholders. To this legal issue, the Stabilization Act and the CPP regulations have added another very serious legal concern. The compensation committee and management of banking organizations participating in TARP are required to review their compensation policies and practices to ensure that the policies and practices do not encourage the organizations to incur unnecessary and excessive risk that could harm the organizations' financial strength. Peer indexed options, however, may very well encourage senior executives to pursue business strategies with undue and excessive risk, because the executives can cause peer indexed options to have value only if the Company's performance exceeds that of its peers. Although quality earnings and prudent business strategies might be desirable and expected to produce roughly peer-level performance, such earnings, strategies and performance could very well be perceived by management as insufficient to create option value. Thus, a compensation committee might very well conclude that it could not issue peer indexed options in compliance with the Stabilization Act and the CPP. (This would require a company to utilize only restricted stock or similar instruments for equity grants, which is not a requirement of the Proposal.)

- *Fourth limitation – requirement that executives retain until retirement 75% of the shares they acquire through equity grants.* The Company has not yet adopted, but intends prior to the filing of its proxy materials for its next annual meeting of shareholders to implement, a stock ownership and/or retention policy. As with the second limitation, we believe the policy the Company adopts will achieve the essential objective of this particular proposal, which we believe can fairly be characterized as ensuring that a substantial portion of the compensation received by executives be at risk to loss in the event of future poor performance by the Company. Although the Company does not currently have stock ownership guidelines, the SEOs currently hold stock in an amount greater than 75% of the net number of shares acquired by them pursuant to equity grants.

- *Fifth limitation – prohibition on accelerated vesting of equity awards.* The Company has substantially implemented this requirement because it generally does not allow accelerated vesting of equity awards in circumstances other than one singular and extraordinary context. There is no accelerated vesting of equity awards upon termination of employment, pursuant to employment agreements or in any other ordinary circumstances. The only circumstance in which the vesting of equity awards is designed to be accelerated is a change in control of the Company.

- *Sixth limitation – a limit on severance payments to an amount equal to the amount of an executive's annual salary.* The Company has substantially implemented this limitation because, like its equity award structure, its severance arrangements generally do not pay out amounts more than the amount of an executive's annual salary other than in the singular and extraordinary context of a change in control. The Company's general severance policy subjects executives, like all other Company employees, to a limit on payment of one times their salary. As a general matter, the Company does not provide any exceptions to this rule, other than in the unusual circumstance when it enters into a multi-year employment contract with an executive (early termination of the contract could give rise to a contractual right to a lump sum payment or monetary damages for breach, in either case in an amount exceeding the executive's annual salary). The Company rarely enters into employment contracts with senior executives, being entered into only when necessary to recruit or retain an executive in the context of an acquisition or other unusual circumstances. The only other context in which senior executives generally could be entitled to termination payments in excess of their annual salary levels is upon actual or constructive termination following a change in control of the Company. As with accelerated vesting of equity awards, change in control payments are not part of the ordinary compensation practices of the Company and address issues quite different from ordinary compensation and severance, demonstrated by the fact that many other companies structure change in control benefits on the basis of a single trigger, in which executives become entitled to benefits merely upon the occurrence of a change in control, without the requirement of the second step of severance from the Company.

- *Seventh limitation – a freeze on the accrual of SERP benefits.* The Company substantially implemented this limitation a number of years ago when it ended the creation of new SERPs, froze participation in and additional contributions to its existing non-qualified SERP and froze participation in its non-qualified benefits restoration plan (the Company also maintains a qualified 401k and profit sharing plan and a legacy qualified cash balance plan, neither of which would be considered, under any sense of the term, a SERP). As a result, only a portion of the Company's Section 16 officers receive any continuing contributions to a SERP or plan that might be seen as similar to a SERP.

We believe it is reasonable to treat the essential general objective of the Proposal taken as a whole as requiring the Company to maintain prudent compensation policies and practices and that the Company's compliance with the compensation requirements of the CPP achieves this objective.

In connection with the Company's participation in the CPP, the Company's "senior executive officers" (as defined in subsection 111(b)(3) of the Stabilization Act) each entered into a letter agreement with the Company (the "SEO Agreements") in the form required by the U.S Treasury. The SEO Agreements compare favorably with the Proposal and given these agreements, there is no reason for the shareholders to consider the Proposal. Pursuant to the SEO Agreements and in accordance with subsection 111(b)(3) of the Stabilization Act, each senior executive officer accepted (i) limits on compensation that exclude incentives for senior executive officers of the Company to take unnecessary and excessive risks that threaten the value of the Company; (ii) a provision for the recovery by the Company of any bonus or incentive compensation paid to a senior executive officer based on statements of earnings, gains, or other criteria that are later proven to be materially inaccurate; (iii) a prohibition on the Company making any golden parachute payment to its senior executive officers during the period that the Treasury holds an equity or debt position in the Company; and (iv) amendments to each of the Company's compensation, bonus, incentive and other benefit plans, arrangements and agreements (including golden parachute, severance and employment agreements) with respect to each senior executive officer to the extent necessary to give effect to (ii) and (iii) of this paragraph above.

Taken together, the Company's existing compensation policies and practices and the executive compensation reforms that the Company has already implemented in (i) – (iv) of the paragraph above, as a condition to its participation in the CPP, substantially address the objectives of the Proponent's goals, while preserving the Company's ability to identify the precise package that is best suited to achieve them. Although the Company's existing compensation policies and practices, as modified by the SEO Agreements, do not satisfy a word-for-word rendering of the Proposal, the Company's actions address the underlying concerns of the proposal and its "essential objective." As noted above, a proposal need not be "fully effected" in order for it to be substantially implemented.

For the foregoing reasons, the Company believes that its existing compensation policies and practices and the SEO Agreements address the concerns raised in the Proposal.

(c) The Proposal relates to compensation decisions that have been delegated to management.

(1) The Proposal may be excluded because it addresses ordinary business practices that would be impracticable for shareholders to solve at an annual shareholders meeting.

In *Release No. 34-40018 (May 21, 1998), Amendments to Rules on Shareholder Proposals*, the SEC explained the underlying policy guiding the application of the "ordinary business" exclusion, stating that it was "consistent with the policy of most state corporate laws," which confine the resolution of ordinary business problems to management and the board of directors, "since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." One of the principal factors identified by the SEC for use in assessing whether a particular proposal should be excludable was whether the proposal seeks to "micro-manage" the company by probing too deeply into matters of a "complex nature" upon which shareholders, as a group, "would not be in a position to make an informed decision." The complexity of the Company's current compensation structure and the Proposal's set of complicated requirements have been discussed above. The Company believes the earlier discussion should make it clear that the Proposal is a textbook case of micro-management. The Proposal has multiple detailed prescriptions and proscriptions (which nonetheless contain substantial vagueness and ambiguity) whose impacts on the Company and its compensation objectives are very difficult to assess. These objectives include the recruitment and retention of key employees, meeting employee expectations of fair and compensation, meeting competitive compensation pressures and peer company practices, resolving internal pay equity issues, aligning employee and shareholder interests, creating incentives for improved individual, segment and overall corporate performance, limiting shareholder dilution, making compensation elements understandable and attractive, limiting the tax liability of both the Company and its employees and meeting risk management concerns. A shareholder meeting simply is not the place to decide, to the level of detail set forth in the Proposal, how to design particular compensation practices while meeting such complex objectives.

(2) The Proposal may be excluded under Rule 14a-8(i)(7) because the Stabilization Act and the rules promulgated thereunder have made senior executive compensation issues a management function for the financial institutions that are subject to its provisions.

If it were not clear enough by itself that the detailed design of compensation elements needs to be a function of management and board, rather than shareholders, this conclusion has been made even more compelling by the duties imposed on the boards and management by the Stabilization Act and the CPP.* In enacting the Stabilization Act and the TARP Capital Purchase Program Interim Final Rules (the "Rules") (31 CFR Part 30), Congress and the U.S. Treasury it clear that the design and review of senior executive compensation is a critical management function assigned to compensation committees and management of institutions participating in the CPP in order that funds invested through TARP be protected.

The Rules promulgated under the Stabilization Act require the compensation committee of each financial institution which participates in the CPP to establish limits on compensation that "exclude incentives for senior executive officers (SEOs) of financial institutions to take unnecessary and excessive risks that threaten the value of the financial institution." The determination of what types of compensation arrangements encourage excessive risk-taking is an extremely complex matter that cannot be subjected to a one-size-fits-all type approach as the Proponent has attempted to do through this Proposal. For example, the Proposal seeks to prohibit accelerated vesting for all unvested equity awards held by senior executives, which it may be argued could either increase risks that threaten the value of the financial institution or decrease them. Although some have argued that acceleration of options upon a change in control may encourage management to undertake a transaction that would not be in the long-term interest of shareholders, it has also been found to help neutralize management so that the decision to sell the company is not hindered by personal considerations. In fact, in the recent case *Globis Partners, L.P. v. Plumtree Software, Inc.*, 2007 WL 4292024, *Parsons, V.C. (Del. Ch. Nov. 30, 2007)*, Vice Chancellor Parsons noted in an unpublished opinion both that "[t]he accelerated vesting of options does not create a conflict of interest because the interests of the shareholders and directors are aligned in obtaining the highest price" and that "[a]rguably, the acceleration of unvested options could be viewed as an inducement to effectuate the Merger" if the value was substantial enough. Making the determination as to which approach helps to minimize risks that threaten the value of a particular financial institution requires the balancing of several factors, as well as a

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* While it has been the Staff's view since 1992 that shareholder proposals relating to senior executive officer compensation may not be excluded under 14a-8-(i)(7) as management functions that relate to ordinary business operations, the Company believes that the very nature and extent of the senior executive officer compensation regulations of the CPP go beyond anything that would have informed the Staff's deliberations at the time it adopted that view, and that the federally-mandated and complex compensation committee determinations required under CPP uniquely define senior executive compensation for financial institutions that have participated in CPP as a "management function."

deep understanding of the financial condition of the institution, the potential predispositions of management, and the likelihood of the institution becoming a takeover target. This type of complicated matter gets to the very heart of the reasons why the Commission determined that a case-by-case approach was necessary in the 1998 Release. While shareholders may be well positioned to vote on simple limits on senior excessive compensation, determining whether such limits encourage or discourage unnecessary and excessive risk-taking is an entirely different and extremely complicated matter which only the Company's management and compensation committee are in a position to determine.

In enacting the Stabilization Act and the Rules, Congress and the Treasury understood that mandating across the board limitations on all participating entities would be illogical and counter to achieving the stated goals. Neither Congress nor the Treasury chose to impose detailed rules identifying and eliminating overly risky compensation practices, electing instead to leave that task to compensation committees and management. In Section 30.4 Q-4 of the Rules, the Treasury stated: "Because *each financial institution faces different material risks given the unique nature of its business and the markets in which it operates, the compensation committee,* or a committee acting in a similar capacity, should discuss with the financial institution's senior risk officers, or other personnel acting in a similar capacity, the risks (including long-term as well as short-term risks) that such financial institution faces that could threaten the value of the financial institution." (*Emphasis added.*) In determining the protections needed to ensure funds invested through TARP were safeguarded, both Congress and the U.S. Treasury markedly omitted any requirement that companies seek the input of shareholders before making such determinations. (Although, it should be noted, that the Stabilization Act does contemplate the need to obtain shareholder approval in certain other contexts.) Recognition of senior executive compensation matters for these financial institutions as management functions now that such matters have been explicitly delegated to them by these recently enacted laws is not only necessary given the complexity of the task the compensation committee has been charged with, but is also in line with the Staff's recognition of other tasks delegated to committees as management functions. *See, e.g., Allstate Corporation*, SEC No-Action Letter (February 05, 2003) (reaffirming auditor selection as a management function post enactment of the Sarbanes Oxley Act of 2002 which explicitly delegated the function to audit committees).

(3) The Proposal may be excluded under Rule 14a-8(i)(7) because it seeks to regulate the Company's compensation practices with respect to the Company's general workforce.

The Staff has consistently allowed the exclusion of proposals that seek to regulate compensation practices with respect to the general workforce because they encroach upon the Company's "ordinary business operations." *See, e.g., Plexus Corp.,*

SEC No-Action Letter (September 4, 2007) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal forbidding the issuance of new stock options to all employees); *Pfizer Inc.*, SEC No-Action Letter (January 29, 2007) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal forbidding the issuance of new stock options to all employees); *Amazon.com, Inc.*, SEC No-Action Letter (March 7, 2005) (permitting the exclusion under Rule14a-8(i)(7) of proposals requesting that the board adopt and disclose a new policy on equity compensation and cancel a certain equity compensation plan potentially affecting all employees); *Woodward Governor Co.*, SEC No-Action Letter (September 29, 2004) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting the discontinuation of all stock option grants); and *Lucent Technologies Inc.*, SEC No-Action Letter (November 6, 2001) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal seeking to decrease the remuneration of all officers and directors).

Additionally, in *Division of Corporation Finance: Staff Legal Bulletin No. 14A - Shareholder Proposals* (July 12, 2002) ("SLB 14A") regarding shareholder proposals relating to shareholder approval of equity compensation plans, the Staff stated that it will allow companies to rely on Rule 14a-8(i)(7) to exclude a proposal if the proposal relates to equity compensation plans that may be used to compensate all employees, including senior executive officers and directors (without focusing on any potential dilution). The Proposal does not focus on dilution, applies at least in part to general workforce compensation and, therefore, falls within the pronouncement of SLB 14A as excludable pursuant to Rule 14a-8(i)(7).

The Proposal seeks to regulate the Company's general compensation practices by requiring that a majority of long-term compensation be awarded in the form of performance-vested equity instruments. This requirement applies to the Company's general compensation policies and practices and has not been limited to the Company's senior executive officers. Furthermore, as discussed in greater detail below, even where the Proposal purports to limit itself to senior executive officers, it does not define who is meant to be covered by this term. The Staff has permitted the exclusion of such proposals where the scope of the proposal extends beyond senior executive compensation. For example, in *Ascential Software Corporation*, SEC No-Action Letter (April 4, 2003), the Staff allowed the omission of a proposal under Rule 14a-8(i)(7) where the proposal addressed compensation policies and practices that extended beyond senior executive compensation. In addition, in *Minnesota Mining and Manufacturing Company*, SEC No-Action Letter (March 4, 1999) a proposal to limit the yearly percentage compensation increase of the "top 40 executives" was found to be excludable under Rule 14a-8(i)(7) as relating to ordinary business matters.

Because the United States Congress and Treasury delegated the responsibility of reviewing SEO compensation practices to the Company's compensation committee, recognizing that they were in the best position to determine what limits achieve the Stabilization Act's stated goals, because these matters are so complex in nature that shareholders, as a group, are not in a position to make an informed judgment about them, and because at least one element of the Proposal relates to compensation of the general workforce, the Proposal is properly excludable under Rule 14a-8(i)(7).

(d) The Proposal, if implemented, could cause the Company to violate federal law.

Rule 14a-8(i)(2) provides that a company may exclude a proposal if it would, if implemented, cause the company to violate any state, federal or foreign law. As discussed above, the task of reviewing SEO compensation for unnecessary and excessive risk has explicitly been delegated to the compensation committee of any institution participating in the CPP. The Rules stipulate detailed procedures that must be followed by the compensation committee in conducting its assessment. In addition, the Rules require the compensation committee to certify that it has conducted the assessments to ensure that the Company's compensation arrangements do not encourage the taking of unnecessary and excessive risks. If the Board were to implement the Proposal on the basis of a shareholder recommendation, it might very well violate federal law by impeding the ability of the compensation committee to undertake that review and provide the required level of assurance. For example, the Proposal recommends a freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded. The compensation committee may justifiably conclude that such indexing promotes unnecessary and excessive risk taking by rewarding only relative performance and encouraging senior executives to "jump on the bandwagon" at times when their "peers" are engaging in risky speculation with potential big payoffs to ensure that their stock prices do not fall behind. Yet the Proposal would, if implemented, mandate exclusive use of these indexed options, unless the Company eliminated the use of options altogether, regardless of the compensation committee's determination. Accordingly, the Proposal is properly excludable pursuant to 14a-8(i)(2).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, including Annex A, of its intention to omit the Proposal from its Proxy Materials.

The Company anticipates that it will file its definitive Proxy Materials with the Commission on or about March 20, 2009, which is more than 80 calendar days from the date hereof.

The Company hereby respectfully requests that the Staff indicates that it will not recommend enforcement action to the Commission if the Proposal and

Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (801) 844-8502.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,



Thomas E. Laursen
Executive Vice President and General Counsel

(Enclosure)

cc: Patrick S. Brown

ANNEX A

The Proposal and Supporting Statement



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

November 19, 2008

Thomas E. Laursen
Corporate Secretary
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84111

Dear Mr. Laursen:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Zions Bancorporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses executive compensation issues related to the Company's participation in the Troubled Asset Relief Program, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 1,850 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure



TARP Capital Purchase Program
Executive Compensation Reforms Proposal

Resolved: Given that Zions Bancorporation ("Company") is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") of the Economic Emergency Stabilization Act of 2008 ("Stabilization Act") and has received an infusion of capital from the U.S. Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation:

- A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
- A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares;
- A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;.
- A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
- A prohibition on accelerated vesting for all unvested equity awards held by senior executives;
- A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary; and
- A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives.

Supporting Statement: Many Company shareholders are experiencing serious financial losses related to the problems afflicting our nation's credit markets and economy. The Company's financial and stock price performance has been challenged by these credit market events and their impact on the nation's economy. The Company's participation in the Stabilization Act's TARP is the result of these broad capital market problems and decisions made by Company senior executives.

Generous executive compensation plans that produce ever-escalating levels of executive compensation unjustified by corporate performance levels are major factors undermining investor confidence in the markets and corporate leadership. Establishing renewed investor confidence in the markets and corporate leadership is a critical challenge. Congress enacted executive compensation requirements for those companies participating in the Stabilization Act's TARP. Unfortunately, we believe those executive compensation restrictions fail to adequately address the serious shortcomings of many executive compensation plans. This proposal calls for a set of more rigorous executive compensation reforms that we believe will significantly improve the pay-for-performance features of the Company's plan and help restore investor confidence. Should existing employment agreements with Company senior executives limit the Board's ability to implement any of these reforms, the Board and its compensation committee is urged to implement the proposed reforms to the greatest extent possible. At this critically important time for the Company and our nation's economy, the benefits afforded the Company from participation in the TARP justify these more demanding executive compensation reforms.

END